July 30, 2024

C. Kelly Wall
Chief Financial Officer
The Aaron's Company, Inc.
400 Galleria Parkway SE, Suite 300
Atlanta, Georgia 30339

       Re: The Aaron's Company, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-39681
Dear C. Kelly Wall:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services